UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Bisukei Horudingusu

(Name of Subject Company)

Biscaye Holdings Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Toyota Tsusho Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Haruyuki Hattori, Group Leader

Corporate Communications Office

Toyota Tsusho Corporation

9-8, Meieki 4-chome, Nakamura-ku,

Nagoya 450-8575, Japan

Tel: +81 52-584-5011

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated May 28, 2010, of Toyota Tsusho Corporation (“TTC”) and Biscaye Holdings Co., Ltd. (“BHC”) regarding finalization of the share exchange agreement between TTC and BHC.[1]
2	English translation of the Notice of Convocation of Extraordinary Shareholders’ Meeting, dated July 9, 2010 of BHC.[2]

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the documents included as Exhibits above (and, with respect to Exhibit 2, as amended and restated in its entirety by the Exhibit 2 included in this Amendment No. 3).

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III –– CONSENT TO SERVICE OF PROCESS

Toyota Tsusho Corporation has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 28, 2010.

[1]	Previously furnished to the Securities and Exchange Commission as part of Form CB on May 28, 2010.
[2]

Exhibit 2 included in this Amendment No. 3 to Form CB amends and restates in its entirety Exhibit 2 included in the Amendments No. 1 and 2 to Form CB (dated July 14, 2010 and July 15, 2010, respectively).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Toyota Tsusho Corporation

By:	/s/ MASANORI SHIMADA
Name:	MASANORI SHIMADA
Title:	Executive Officer
Deputy Division Officer Consumer Products, Services & Materials Division

Date: July 20, 2010